

Business Plan

Caesar's Foundation Microlending

6/20/2022

Popping Bottles; An Executive Summary:

Wine Shop is a tasting bar and boutique wine store located in the heart of downtown New Albany. Wine Shop was designed with the desire to create vibrant community spaces for residents and neighbors to live, work & play. Wine Shop will introduce our customers to new and exciting flavors in a welcoming and accessible space. We will encourage guests to try new things and enjoy old favorites. It will feature local food and beverage distributors through strong community partnerships, while providing an international aesthetic and vibe.

Our tasting bar will allow customers to try before they buy, plan their next great event, or just have a drink in the neighborhood.

Low risk, high reward, high joy shopping.

Current (Post COVID) Environment:

The Wine Bars industry consists of lounges and bars that focus on the sale of wine for immediate, on-site consumption. In the midst of COVID-19 shutdown and after, many Industry establishments, in an effort to mitigate loss of sales, began offering online sales, bottle sales and the addition of limited togo food items and non alcoholic beverages. Operators have mitigated losses by offering pick-up services.



Wine Shop has taken these services and built them into its business model to create a robust, reliable and growth focused strategy. Over the five years to 2021, the industry as a whole has experienced largely stable growth. Wine Shop plans to continue that growth model over the next three years with a combination of accessible price points, pick up sales, and a focus on community partnerships that boost the sales and awareness of the downtown New Albany businesses.

The industry has achieved significant popularity with both the industry's youngest and oldest consumers, as disposable income levels increased and consumers spent more on higher-priced discretionary products. For example, younger consumers are increasingly taking to premium beverages, such as wine and craft beer, and opting for smaller and quieter venues that offer a relaxed dining experience. As disposable income levels continue to rise, consumers are expected to continue seeking affordable gourmet dining experiences. **Wine Shop's mission to make excellent wine accessible to consumers keeps this potential trend top of mind. Wine Shop's revenue model paired with its' Euro inspired lounge keeps this consumer group top of mind with affordable products and elevated sipping experiences.**

Company History:

Founded in 2022 by friends and partners Lauren VanCleave & Jason Searby, Wine Shop has over 35 years of combined wine, spirits and hospitality and retail management experience. Lauren VanCleave, is the daughter of three generations of local restaurant owners and a CEO of Louisville's first coworking space dedicated to growing the startup ecosystem in our city and bringing accessibility and equity into our startup community. Through this experience she earned her entrepreneurial stripes, learning lessons about scalability, fundraising, building a team, and an inspiring brand, but most importantly how



to build community. Jason Searby, has over 15 years in launching, training, and operating high volume retail operations making him uniquely qualified and prepared for the work needed to build, open and sustain a successful business for the long haul.

Our family owned business will be managed by a small team of two to four employees all specializing in wine and beer tasting, education, and sales. Within twelve months, we plan to add at least 2-4 employees as needed.

When Lauren moved back from NYC and Jason and his partner Robin moved to New Albany from Chicago they were frustrated with having to cross the bridge for wine, light grocery and party needs. The friends decided to join together to bring their love of larger city boutique bodega experiences, and elevated accessible gathering spaces to New Albany.

New Albany is a great place to live, and our mission is to help grow a community ecosystem that encourages its residents to stay and invest back into the community they live in when it's time to work and play.

Mission Statement:

Wine Shop aims to connect communities and open up the world of wine in a way that is fun, engaging and welcoming!

Operations Overview

The Opportunity:

The Historic District of New Albany needs the addition of a tasting boutique and shop that supports an accessible and exciting shopping experience with the addition of an



elevated nightlife experience and develops local small businesses through a bodega/grocery style local shopping experience and strong neighborhood partnerships that creates a thriving community that can live, work, and play.

New Albany has a strong food and beverage presence, and any new space must have a vision and aesthetic as unique and diverse as the people who live here. Some of the best conversations and great ideas were sparked over a really great glass of wine.

Top Services

1. **Wine & beer shop** with limited local bodega. Taste before you buy the option with a tasting cooler.
2. **Online store** with delivery & wine subscription box that rotates monthly and brings customers in to taste, select & pick up their monthly box. Custom catered bar menus for home parties and event space located at 410 Pear Street.
3. **Tasting Bar** with rotating wine, beer, and non alcoholic beverage options
4. **Chef Table & Event Space** for small groups of no more than 10 for private chef pop ups
5. **Community Partnerships** with farmers market, restaurants, and startup small businesses for brick and mortar access without massive overhead (marketplace)

Procedures

General: Wine shop will be open Thursday- Sunday 11:00am-10:00pm, and available for extended hours based on buyout and special events. We will open for retail and by the glass sale upon opening in accordance with state and city liquor laws.

Location: Placed on the established 400 block of Pearl Street. Wine Shop will share the old opera house with a total of twelve permanent commercial and residential tenants. The storefront faces the Elsby, which is targeted to be a boutique hotel. This location has



significant foot traffic along with over 30 parking spots making it prime for retail shopping.

Equipment: Wine Shop will not need any traditional restaurant hood system as all food sales that support the requirements of the liquor license will be supported by the limited grocery available in the shop. Large beverage coolers, a hand wash sink, and kegerators are the key equipment necessary for opening.

Special requirements: Wine Shop's success is dependent on the ability to secure proper glass and package licenses for liquor sales, and the proper occupancy permitting. Upon lease signature, we will apply for the proper licensing and permitting. We will need to ensure online sales and delivery are still available in the state of Indiana upon opening, but will not impede opening or affect our Y1 forecasting.

Materials: All materials to do business will come from state, and local wine and beverage distributors. Grocery will come from local partnerships with restaurants, CPG companies, and the farmers market.

Production: Weekly orders for products will be made to ensure Wine Shop can begin sales upon opening.

Inventory: Inventory will be tracked through our Point of Sale system, and weekly manual inventory tracking.





TIMELINE

/ 2022

April	July	August	October	December
Secure Funding & Sign Lease	**Soft Opening & Marketing Launch**	**Launch Online Store & Subscription Program**	**Grand Opening & Special Event for Harvest**	**Special Retail Promos & Holiday Sip & Shop**
Work with local developer to find and build out space on main street. Design and plan opening	Partner with local businesses for a soft opening of store. Begin email & social media campaigns. Farmers market popups and local sponsorship presence	Get online store and subscription launched with a focus on local vendor collaborations	Collaborate with the city for a special Harvest Homecoming & New Albany Specific event.	Collaborate with the city and local retailers for holiday party shopping collaboration & giveaways

Marketing Plan

Awareness: Online marketing, an expansive website showcasing the entire inventory of the business, featuring e-commerce functionality, hours of operation, location information, and contact information should be developed. Strong visual brand and active social media engagement. FaceBook profiles, a Twitter account, a Google+ account, and an Instagram account for photos of the location.

Most importantly, a presence on social media is important during holiday seasons when wine shops want to disseminate specialized deals that will be available through the location. Beyond an online marketing campaign, a wine shop owner-operator should develop ongoing relationships with area hotels, restaurants, bars, and other hospitality



focused businesses so that ongoing purchase orders can be developed. While most wine shops focus specifically on retail sales, many of them have developed a smaller wholesale business that provides for highly predictable streams of moderate margin revenues.

Revenue: Once a number of people follow the business via social media it becomes very inexpensive to inform the general public of any deals or offerings that are going on during a specific time. This is through community pop ups, membership, community partnerships. Giveaways and working with community players to engage in wine festivals, and local events.

Referral: We will develop ongoing relationships with area hotels, restaurants, bars, and other hospitality focused businesses so that ongoing purchase orders can be developed. Unlike most wine shops this additional wholesale business provides another predictable stream of revenue that can be scoped out based on consumer needs.

3 Year Objectives

1. **Establish a brick and mortar location** that ties into and enhances downtown New Albany's mission to be a place for our community to live, work and play with a focus on amplifying local food and beverage distributors while introducing an international aesthetic and vibe.

2. Complete buildout, launch of brick and mortar location within 5 months while establishing and **launching an ecommerce and delivery program** to ensure faster revenue growth in the first 12 months.



3. Have a reliable and **exciting space for local food makers and CPG vendors to sell their goods** when the New Albany Farmers Market is closed.

4. Increase revenue YOY with a break even plan within 4 months and **launch wine festival and event service.**

5. Partner with local businesses to create **Community Partnerships and a strong referral system.**

Pricing Plans

REVENUE OPTIONS	$5-15	$15-30	$30-50	$50-200	$200+
By the Glass Grocery	✔	✔			
By the bottle & Online	✔	✔	✔	✔	
Subscription & Custom Menus			✔	✔	✔
Catering, Festival & Private Events					✔



The Industry Environment

About

This industry comprises lounges and bars that primarily focus on selling wine for immediate on-premise consumption. These industry operators may also provide limited food services and with the changes post COVID some take out sales.

Major Players There are no major players in this industry in this

Main Activities: The primary activities of this industry are: Serving wine for immediate consumption. Offering wine tasting for patrons. Selling easy to grab to go food and snack options that can also be consumed on premise.

The major products and services in this industry are: Red wines White wines Rosé and sparkling wines Meals Nonalcoholic beverages Other





Value Proposition

We provide low risk, high reward shopping close to home.

FEATURES
- Wine & bodega retail shopping
- Tasting bar & community tables
- Online Store & Customer menus
- Event Space

Low Risk. High Reward shopping & Gathering

BENEFITS
- Convenience
- Low risk shopping
- Sustainable through vintage and recycled glassware
- Delivery

Key External Drivers:

Consumer spending has increased in 2021 and 2022. Attitudes toward alcohol consumption, the type of alcohol being consumed and where alcohol is being consumed, either at home or a bar, are changing. Broader alcohol consumption in the United States has declined over the past few decades, **but wine consumption has increased.** Growing consumption and expenditure on alcohol leads to increased demand for wine bars. Per capita expenditure on alcohol is expected to increase in 2021, representing a potential opportunity for the industry.



Key Determinants of Industry Success

One of the main drivers of demand for wine bars has been rising incomes, which has resulted in consumers frequenting industry establishments at greater regularity. Per capita disposable income has increased at an annualized rate of 3.3% over the five years to 2021. Growth in the number of high-income households, the largest market for the industry, has been especially strong, with the number of households earning more than $100,000 increasing over the past five years. The industry has benefited from these developments, with operators focusing on offering premium products at high markups to increasingly affluent customers. **Consumer health concerns have also played into the industry's growth, as many consumers move away from premium light beer in favor of wine, high-end spirits, and the addition of low and no proof ready to drink products.** Medical studies released over the past decade demonstrate that moderate consumption of wine could provide certain health benefits, which has garnered extensive media attention. Furthermore, the recent trend of low-carbohydrate and gluten-free diets have discouraged the consumption of beer. As a result, consumers have sought out beverages that can be enjoyed without the threat of weight gain or other side effects.



SWOT Analysis

Wine Shop, LLC

Strengths

wine shops are always able to remain profitable, they have moderate barriers to entry, and the gross margins are sufficient enough to cover the rental and ongoing operating expenses easily

Weaknesses

Within any given market there are a number of other stores that provide products that our shop sells. This risk can be decreased by having specialty wines in inventory to ensure appropriate differentiating factors from other businesses are present.

Opportunities

the expansion of an online sales platform is always one of the quickest ways that a business can expand its operations significantly and with only a moderate cost. Also, there is always the possibility for the continued development of additional locations with any local or regional market.

Threats

Technological advances will impact the way that wine is sold however there is always going to be a demand for these types of products in any economic climate. Supply chain could effect, but the ability to pivot to a more local and regional sales product could mitigate delays easily

Competitive Analysis

New Albany:

- Population size: 37,841,
- Population density: Spanning over 16 miles, New Albany has a population density of 2,423 people per square mile
- Median household income: $49,415
- Percentage of people over the age of 21: 72%

Floyds Knobs:

- Population size: 11,890,
- Population density: Floyds Knobs has a population density of 2,423 people per square mile
- Median household income: $102,100



- Percentage of people over the age of 21: 77%

Jeffersonville:

- Population size: 50,175
- Population density: 1,423 people per square mile
- Median household income: $69,516
- Percentage of people over the age of 21: 64%

Target Audience Breakdown & Descriptions

30%

Age 25 - 34: More and more young professionals are looking to connect in more casual and creative spaces. As more residents move to downtown New Albany, having walkable shopping is key. This customer segment is described as the "Young Professional." Unmarried, educated through travel, trade or traditional institutions and interested in new experiences close to home. Some disposable income. Looking to network. Often shopping for client gifts. In a wine club with his buddies. Loves the hunt for something rare, traditional liquor stores provide.

45%



Age 35-50: Our main demographic. This group of consumers are looking for quality products close to home. This age group has more resources to shop local, and is more inclined to do so based on sustainability and desire to spend money based on their values. This group is also looking for less of a traditional bar experience and to spend more time at dinner parties rather than in bars and restaurants. When they do go out, they want something special and unique. "The Creative Manager" Single mom. Loves great wine, doesn't want to drive to Louisville for it. Marketing executive. Wants an impressive space to bring clients and prefers high quality ingredients when cooking.

25%

Age 35-50: Not far from our main demographic, this group will enjoy our casual, calm vibe, be able to meet with clients, and important guests downtown without going to a full restaurant or traditional bar. This customer personal is the "The Entertainer" Married with adult kiddos. They love to entertain. Hosts dinner parties often for friends and clients. Loves local wine, but also interested in trying new things, just not sure where to start

Competitors

Baer's City Winery

Baer's City Winery is a local tasting bar and restaurant that sells their own wine blends. This larger dining room style location actually serves as a collaborator not a competitor.

Total Wine

Total wine has the largest selection of great wine and beer, but you have to cross the river to get there. The selection can be overwhelming, and without a model like Wine



Shops "low risk, high reward, high joy" shopping, we don't leave potential intimidated wine drinkers behind.

Huber's Winery

Huber's Winery located 30 minutes from downtown offers a unique wine tasting and retail experience at a much larger scale. This location also only sells their product, and could be a collaborator rather than competitor.

Neighborhood Bars

- Pints & Union

- Hugh E. Birs

- The Exchange

- Floyd County Brewing Co.

- Monnik

- The Earl

- Board & You

- Our Lady of Perpetual Hops

- Havana Blues

- The Alcove (Jeff)





**It could be noted that most of these locations do not focus on/ nor do they have strong wine programs.*

Business Plan 2025
Wine Shop, LLC
Funding Requirements
Where the investment goes
Overhead & Runway 16.9%
Admin 13.8%
Startup Inventory 7.7%
Marketing 15.4%
Buildout 46.2%
Startup Cost Breakdown
This is based on a total $100,000 startup budget



Predicted Business Growth

Where we are headed

3 Year Revenue Growth

Predicted revenue growth YOY for each sales category.



Y1 Y2 Y3

| | Retail | By Glass | Corking Fee | Subscription | Online Sales | Catering |